510 Burrard St, 3rd Floor
Date: 16/02/2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SILVER STANDARD RESOURCES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	26/03/2012
Record Date for Voting (if applicable) :	26/03/2012
Beneficial Ownership Determination Date :	26/03/2012
Meeting Date :	09/05/2012
Meeting Location (if available) :	Terminal City Club 837 W Hastings St
Vancouver BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	82823L106	CA82823L1067

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for SILVER STANDARD RESOURCES INC.